February 14, 2023

VIA EDGAR

Mr. Chad Eskildsen

Staff Accountant

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:       Hussman Investment Trust

Certified Shareholder Report on Form N-CSR

For the Fiscal Year ended June 30, 2022 (File No. 811-09911)

Dear Mr. Eskildsen:

On behalf of the Hussman Investment Trust (the “Trust”), and the separate funds formed as separate series thereunder, set forth below is the Trust’s response to the additional oral comment provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Trust via telephone on January 25, 2023 with respect to the Trust’s Certified Shareholder Report on Form N-CSR for the fiscal year ended June 30, 2022 (the “Form N-CSR”) and the response letter previously filed by the Trust with the Commission on January 13, 2023 (the “Prior Response Letter”). The Staff’s comment is set forth below in italics and is followed by the Trust’s response.

1.	Comment: The Staff has reviewed the Trust’s response from the Prior Response Letter regarding the use of a composite benchmark for purposes of disclosing comparative performance information of the Hussman Strategic Allocation Fund (the “Allocation Fund”), and continues to believe that the composite benchmark currently used by the Allocation Fund would not be considered an “appropriate broad-based securities market index” for purposes of Form N-1A, which requires that a single appropriate broad-based securities market index be designated as the Trust’s primary index. See, e.g., SEC Release No. IC-34731, p.78 (regarding the inclusion of a secondary blended index to supplement the fund’s appropriate broad-based securities market index). Please confirm that, in future filings, the Trust will include a primary index for the Allocation Fund that is an appropriate broad-based securities market index.

Response: The Trust confirms that, in future filings, the Allocation Fund will include as its primary index an appropriate broad-based securities market index.

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Mr. Chad Eskildsen

February 14, 2023

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 729-7477.

Sincerely,

/s/ John J. Mahon

John J. Mahon

cc:	John P. Hussman, Ph.D. / Hussman Investment Trust
David K. James, Esq. / Ultimus Fund Solutions, LLC